December 13, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on October 24, 2013 regarding the Trust’s Post-Effective Amendment No. 216 (“PEA No. 216”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 6, 2013 for the purpose of registering shares of the WisdomTree Bloomberg U.S. Dollar Bullish Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 271 to the Trust’s registration statement, which will also be filed with the SEC on December 13, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff notes that “U.S. Dollar” is included in the Fund’s name, but the Fund invests at least 80% of its net assets in “U.S.-issued and non-U.S.-issued money market securities, and short-term investment grade government and corporate debt securities, as well as positions in currency forwards, listed currency options and currency futures, currency swap agreements, and spot currencies.” Given the Fund’s name, please explain how the Fund is in compliance with Rule 35d-1 and Section 35(d) of the 1940 Act or, in the alternative, please revise the Fund’s investment strategy and/or name.

Response: The Trust does not interpret Rule 35d-1 to require the Fund to have a policy of investing at least 80% of its assets in U.S. Dollars. The Trust believes that the term “U.S. Dollar” in the Fund’s name, when used in combination with “Bullish”, suggests “an investment objective or strategy, rather than a type of investment,” as explained in Question 9 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 14, 2001). Accordingly, the Trust

Mr. Ed Bartz

December 13, 2013

believes that investors will view the Fund’s name as intended, whereby the Fund intends to invest its assets in order to benefit from a general rise (i.e., “bullish”) in the level of the U.S. Dollar and the Fund has not adopted a policy to invest pursuant to Rule 35d-1.

2.	Comment: Please move the last sentence of the first paragraph of the “Principal Investment Strategies of the Fund” section so that it is the second sentence of the first paragraph.

Response: The change has been made as requested.

3.	Comment: Please revise the following sentence in plain English:

The Index also considers the impact of short-term interest rate differences inherent in achieving such exposure by incorporating the net interest rate differential between the short-term interest rates in the U.S. and the countries of those leading currencies and the daily federal funds rate.

Response: The disclosure has been revised as follows:

The Index also incorporates differences in money market rates between the U.S. and the countries (or regions) represented by the foreign currencies.

4.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section how the Fund selects the basket of global currencies and what factors are considered in making its selection.

Response: The disclosure has been revised with the resulting sentence at the beginning of the second paragraph, as follows (emphasis added):

The Fund will seek exposure to both the U.S. dollar and global currencies held by the Index through investing, under normal circumstances, at least 80% of its assets in money market securities and other liquid securities, such as short-term investment grade government and corporate debt securities, combined with currency forward contracts in the individual component currencies of the Index (a currency forward contract is an agreement to buy or sell a specific currency at a future date at a price set at the time of the contract).

5.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section the approximate number of currencies to which the Fund will be exposed under normal circumstances.

Response: The disclosure has been revised as requested.

Mr. Ed Bartz

December 13, 2013

6.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section how the Bloomberg Dollar Total Return Index (the “Index”) is structured to benefit if the value of the U.S. dollar goes up relative to the value of global currencies.

Response: The disclosure has been revised as requested.

7.	Comment: The Staff notes that investments in derivatives count toward the satisfaction of the Fund’s 80% policy. Please explain how derivatives are valued for purposes of the Fund’s 80% policy, e.g., market value, notional value, or market-to-market.

Response: The Trust believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does not intend to use, the types of derivative instruments where such treatment would be appropriate. Accordingly, the Trust confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.1

8.	Comment: Please consider revising the third from last paragraph of the “Principal Investment Strategies of the Fund” section by using bullet points.

Response: The referenced paragraph, as originally filed, indicated that the Fund may invest as part of its principal strategy in varous instruments, including listed currency options, futures contracts and currency swaps. The Fund does not currently intend to invest in these instruments as part of its principal investment strategy. Accordingly, those instruments have been removed from the principal strategy section, eliminating the need for bullet points.

9.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section how the Fund will invest if the Fund anticipates a weaker U.S. dollar.

Response: The Fund does not intend to invest in this manner and has added the following sentence to make this clear:

The Fund, similar to the Index, is not designed to benefit if the value of the basket of global currencies appreciates relative to the U.S. dollar.

10.	Comment: Please provide a maturity policy for the Fund’s short-term investment grade government and corporate debt securities (i.e., what is meant by “short-term”) in the “Principal Investment Strategies of the Fund” section.

[1]	The SEC has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the 1940 Act, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Mr. Ed Bartz

December 13, 2013

Response: The disclosure has been revised as requested, indicating that the Fund generally will maintain a weighted average portfolio maturity with respect to short-term investment grade government and corporate debt securities of two (2) years or less.

11.	Comment: The Staff notes that the disclosure required by Item 8 of Form N-1A, which relates to Fund payments to broker-dealers or other financial intermediaries, precedes the tax disclosure required by Item 7 of Form N-1A. Please move the Item 8 disclosure so that it follows the Item 7 disclosure.

Response: The disclosure has been moved as requested.

12.	Comment: The Staff notes that, according to the “Additional Information About the Fund’s Investment Strategy” section, the Fund may invest in credit default swaps. Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The disclosure has been added as requested.

13.	Comment: The Staff notes that the description of the Fund’s investment advisory agreement under the “Management” section states that the Adviser has agreed to pay generally all expenses of the Fund, subject to certain exceptions that are described in the Fund’s SAI. Please disclose the exceptions in the “Management” section of the Prospectus.

Response: We respectfully decline to make the requested revision. The Fund will ultimately be included in a joint prospectus with multiple funds that are subject to different investment advisory agreements with different exceptions. Listing all of the exceptions for each advisory agreement in the “Management” section of the joint Prospectus would significantly lengthen this disclosure and make the document less reader-friendly.

SAI

14.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: We confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

* * * * *

Mr. Ed Bartz

December 13, 2013

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
K. Michael Carlton, Esq.